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                           June 2, 2021

       Chris Chang Yu
       Chief Executive Officer
       AnPac Bio-Medical Science Co., Ltd.
       Suite 127, 2260 Clove Drive
       San Jose, CA 95128

                                                        Re: AnPac Bio-Medical
Science Co., Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed May 28, 2021
                                                            File No. 333-256630

       Dear Dr. Yu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              William S. Rosenstadt,
Esq.